FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940
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(Print or Type Responses)
1. Name and Address of Reporting Person* Shoemate Charles R.	2. Issuer Name and Ticker or Trading Symbol International Paper Company: IP						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☒ Director ☐ 10% Owner ☐ Officer ☐ Other (specify below) (give title below)
(Last) (First) (Middle) c/o International Paper Company 400 Atlantic Street	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Day/Year 1/1/03
(Street) Stamford CT 06921				5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								6,900	D

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deriv- ative Securities Bene- ficially Owned Following Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Common Stock Units		1/1/03		A		300(2)				Common Stock Units	300(2)		19,665(1)(2)	I	(2)

Explanation of Responses:

1.	Share numbers are rounded.
2.	The securities reported relate to securities obtained and owned in connection with the Deferred Compensation Plan for Non-Employee Directors.

/s/ John E. Walendzik	January 3, 2003

** Signature of Reporting Person	Date
By: John E. Walendzik, Attorney-in-Fact for Charles R. Shoemate

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Power Of Attorney

             KNOW ALL MEN BY THESE PRESENTS, that I, C. R. SHOEMATE, a director of International Paper Company ("International Paper"), have made, constituted and appointed, and by these presents do make, constitute and appoint, each of the persons, or any of them, named by International Paper as SEC Coordinating Officer and Assistant SEC Coordinating Officer, as such persons are designated and certified by the Secretary or Assistant Secretary of International Paper as such and copy of whose signatures is included in said certification, as my true and lawful attorney for the purpose of executing, delivering, recording, filing, electronically or otherwise, attesting, or otherwise acting with regards to Forms 3, 4 and 5, or any other forms, amendments or documents described in or relating to the rules promulgated under Section 16 of the Securities Exchange Act of 1934, as amended, giving and granting unto said attorney, the full power and authority to do and perform each and every act and thing whatsoever requisite and appropriate in connection with the power of attorney.

             IN WITNESS WHEREOF, I have hereunto set my hand this 8th day of October, 2002.

/s/ C. R. Shoemate C. R. Shoemate

ACKNOWLEDGEMENT

STATE OF CONNECTICUT	)
) ss:
COUNTY OF FAIRFIELD	)

On this 8th day of October, 2002, before me personally came C. R. Shoemate, to me known to be the individual described in and who executed the foregoing instrument, and acknowledged that he executed the same.

/s/ Carol M. Samalin Notary Public

CAROL M. SAMALIN NOTARY PUBLIC MY COMMISSION EXPIRES JULY 31, 2006

INTERNATIONAL PAPER COMPANY
SECRETARY'S CERTIFICATE

             I, Barbara L. Smithers, duly elected Corporate Secretary of International Paper Company, a New York corporation, do hereby certify that the following persons have been designated by me as SEC Coordinating Officer and Assistant Coordinating Officers to act as true and lawful attorneys for the purpose of executing, delivering, recording, filing, electronically or otherwise, attesting or otherwise acting with regards to Forms 3, 4 and 5, or any other forms, amendments or documents described in or relating to the rules promulgated under Section 16 of the Securities Exchange Act of 1934, as amended:

SEC Coordinating Officer:

John Walendzik	/s/ John Walendzik

Assistant SEC Coordinating Officers:

Rebecca Bouldien	/s/ Rebecca Bouldien

Carol M. Samalin	/s/ Carol M. Samalin

             IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal this 9th day of October, 2002.

/s/ Barbara L. Smithers
Barbara L. Smithers Vice President and Corporate Secretary